UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

LENDINGTREE, INC.

(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

526020-10-5
(CUSIP Number)

Peter T. Sadowski, Esq.
Executive Vice President and General Counsel
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 300
Irvine, California 92614
(949) 622-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:
C. Craig Carlson, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite, 1600
Newport Beach, CA 92660
Telephone: (949) 725-4000

November 12, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box . ☐

SCHEDULE 13D/A

CUSIP No. 526020-10-5	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fidelity National Financial, Inc. 86-0498599;
Chicago Title Insurance Company 36-0906930;
Fidelity National Title Company 95-3283219;
Fidelity National Title Insurance Company 86-0417131;
Chicago Title Insurance Company of Oregon 93-0585470

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC; AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,582,567.63 (1)

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 3,582,567.63 (1)

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Fidelity National Financial, Inc. and Chicago Title Insurance Company — 1,582,567 shares;
Fidelity National Title Company — 909,080.54 shares (1);
Fidelity National Title Insurance Company — 863,640.73 shares (1);
Chicago Title Insurance Company of Oregon — 227,279.36 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Approximately 14.7% (2)

14	TYPE OF REPORTING PERSON* CO

(1)	An aggregate of 1,843,274 shares of LendingTree’s Series A 8% Convertible Preferred Stock were purchased on November 12, 2002. As of September 30, 2002, each share of such preferred stock was convertible into 1.085026224 shares of LendingTree’s common stock. The share amounts above have been adjusted pursuant to such rate of conversion. See Item 5 below.

(2)	Percentage amount is based on 22,331,571 shares of LendingTree common stock outstanding as of November 11, 2002, as disclosed in the filing by LendingTree pursuant to Rule 424(b)(3) on November 12, 2002, and is calculated in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934, as amended.

     Fidelity National Financial, Inc., a Delaware corporation (“Fidelity”), and Chicago Title Insurance Company, a Missouri corporation and a wholly-owned subsidiary of Fidelity (“Chicago Title”), Fidelity National Title Company, a California corporation and a wholly-owned subsidiary of Fidelity (“Fidelity Title”), Fidelity National Title Insurance Company, a California corporation and a wholly-owned subsidiary of Fidelity (“Fidelity Insurance”) and Chicago Title Insurance Company of Oregon, an Oregon corporation and a wholly-owned subsidiary of Fidelity (“Chicago Insurance”), pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, hereby file this Amendment No. 1 to Schedule 13D (the “Statement”) which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2002 by Fidelity and Chicago Title, with respect to the shares of Common Stock, par value $0.01 per share (the “LendingTree Common Stock”) of LendingTree, Inc., a Delaware corporation (“LendingTree” or the “Company”). Fidelity, Chicago Title, Fidelity Title, Fidelity Insurance and Chicago Insurance are collectively referred to herein as the “Reporting Persons.”

Item 1. Security and Issuer.

     This Statement relates to the LendingTree Common Stock and the LendingTree Series A 8% Convertible Preferred Stock, par value $0.01 per share (the “LendingTree Preferred Stock”). Lending Tree’s principal executive offices are located at 11115 Rushmore Drive, Charlotte, North Carolina 28277.

Item 2. Identity and Background.

     Fidelity National Financial, Inc. is a Delaware corporation with its principal business and principal executive offices located at 17911 Von Karman Avenue, Suite 300, Irvine, California 92614. Fidelity is a holding company whose subsidiaries are engaged in the business of issuing title insurance policies and performing other title and real estate-related services. Information regarding the directors, executive officers and controlling persons of Fidelity is set forth on Schedule I attached hereto, which schedule is hereby incorporated by reference.

     Chicago Title Insurance Company is a Missouri corporation and a wholly-owned subsidiary of Fidelity with its principal business and principal executive offices located at 4050 Calle Real, Santa Barbara, California 93110. Chicago Title is engaged in the business of underwriting title insurance policies. Information regarding the directors, executive officers and controlling persons of Chicago Title is set forth on Schedule II attached hereto, which schedule is hereby incorporated by reference.

     Fidelity National Title Company is a California corporation and a wholly-owned subsidiary of Fidelity with its principal business and principal executive offices located at 4050 Calle Real, Santa Barbara, California 93110. Fidelity Title is engaged in the business of issuing title insurance policies and performing other real estate related services. Information regarding the directors, executive officers and controlling persons of Fidelity Title is set forth on Schedule III attached hereto, which schedule is hereby incorporated by reference.

     Fidelity National Title Insurance Company is a California corporation and a wholly-owned subsidiary of Fidelity with its principal business and principal executive offices located at 4050 Calle Real, Santa Barbara, California 93110. Fidelity Insurance is engaged in the business of underwriting title insurance policies. Information regarding the directors, executive officers and controlling persons of Fidelity Insurance is set forth on Schedule IV attached hereto, which schedule is hereby incorporated by reference.

     Chicago Title Insurance Company of Oregon is an Oregon corporation and a wholly-owned subsidiary of Fidelity with its principal business and principal executive offices located at 4050 Calle Real, Santa Barbara, California 93110. Chicago Insurance is engaged in the business of underwriting title insurance policies. Information regarding the directors, executive officers and controlling persons of Chicago Insurance is set forth on Schedule V attached hereto, which schedule is hereby incorporated by reference.

     During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule I, Schedule II, Schedule III, Schedule IV and Schedule V attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     837,842 shares of LendingTree Preferred Stock were purchased by Fidelity Title for an aggregate purchase price of $10,045,339.98. Fidelity Title used its working capital to purchase such shares of LendingTree Preferred Stock.

     795,963 shares of LendingTree Preferred Stock were purchased by Fidelity Insurance for an aggregate purchase price of $9,543,230.05. Fidelity Insurance used its working capital to purchase such shares of LendingTree Preferred Stock.

     209,469 shares of LendingTree Preferred Stock were purchased by Chicago Insurance for an aggregate purchase price of $2,511,436.91. Chicago Insurance used its working capital to purchase such shares of LendingTree Preferred Stock.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the LendingTree Preferred Stock and the underlying LendingTree Common Stock for investment purposes. Subject to market conditions, the Reporting Persons or their affiliates may acquire or dispose of the LendingTree Preferred Stock or the underlying shares of LendingTree Common Stock from time to time in future open-market, privately negotiated or other transactions, may enter into agreements with third parties relating to acquisitions or securities issued or to be issued by the Company or may effect other similar agreements or transactions.

     Except as set forth in this Item 4, none the Reporting Persons have any plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of this Schedule 13D/A.

Item 5. Interest in Securities of the Issuer.

     (a)

          (i) As of the close of business on November 12, 2002, Fidelity was the direct beneficial owner of 1,582,567 shares of LendingTree Common Stock.

          (ii) As of the close of business on November 12, 2002, Fidelity was the direct beneficial owner of 1,843,274 shares LendingTree Preferred Stock, convertible into 2,000,000.63 shares of LendingTree Preferred Stock as of September 30, 2002.

          (iii) These shares of LendingTree Common Stock and Lending Tree Preferred Stock convertible into Lending Tree Common Stock constitute approximately 14.7% of the outstanding shares of LendingTree Common Stock, on an as-converted-to LendingTree Common Stock basis (based on 22,331,571 shares of LendingTree Common Stock outstanding as of November 11, 2002, as disclosed by LendingTree in its filing pursuant to Rule 424(b)(3) on November 12, 2002).

     (b)

          (i) Fidelity has the sole power to vote, direct the voting of, and dispose of or direct the disposition of the 1,582,567 shares of LendingTree Common Stock beneficially owned by the Reporting Persons.

          (ii) Fidelity has the sole power to vote, direct the voting of, and dispose of or direct the disposition of the 1,843,274 shares of LendingTree Preferred Stock (which vote on, an as-converted-to LendingTree Common Stock basis). The 1,843,274 shares of LendingTree Preferred stock were convertible into 2,000,000.63 shares of LendingTree Common Stock as of September 30, 2002.

     (c)  Except for the transactions contemplated by the Purchase Agreement (as defined below), pursuant to which Fidelity Title, Fidelity Insurance and Chicago Insurance purchased an aggregate of 1,843,274 shares of LendingTree Preferred Stock (as more fully described in Item 6 below), none of the Reporting Persons has effected any transaction in LendingTree Common Stock or LendingTree Preferred Stock during the past sixty (60) days.

     Except as described above or on Schedule I, Schedule II, Schedule III, Schedule IV or Schedule V, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons referred to in Schedule I, Schedule II, Schedule III, Schedule IV or Schedule V attached hereto, beneficially own any shares of LendingTree Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On November 11, 2002, Fidelity Title, Fidelity Insurance and Chicago Insurance entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Specialty Finance Partners, a Bermuda general partnership (“Specialty Finance”), pursuant to which Specialty Finance agreed to sell to Fidelity Title, Fidelity Insurance and Chicago Insurance and they agreed to purchase from Specialty Finance, an aggregate of 1,843,274 shares of LendingTree Preferred Stock for an aggregate purchase price of approximately $22,100,006, or $11.99 per share. A copy of the Purchase Agreement is attached as Exhibit 99.1 hereto. On November 12, 2002, the transactions contemplated by the Purchase Agreement were consummated. The shares of LendingTree Preferred Stock acquired by Fidelity Title, Fidelity Insurance and Chicago Insurance were, as of September 30, 2002, convertible into an aggregate of approximately 2,000,000 shares of LendingTree Common Stock. In connection with the consummation of the transactions contemplated by the Purchase Agreement, Fidelity Title, Fidelity Insurance and Chicago Insurance entered into a Joinder Agreement to Registration Rights Agreement (the “Joinder Agreement”), pursuant to which Fidelity Title, Fidelity Insurance and Chicago Insurance became parties to that certain Registration Rights Agreement dated as of March 7, 2001 (the “Registration Rights Agreement”) with respect to the shares of LendingTree Preferred Stock purchased in this transaction from Specialty Finance. The Joinder Agreement is attached as Exhibit 99.2 hereto.

     Pursuant to the Registration Rights Agreement the Company was obligated to file with the SEC by no later than May 4, 2001, a “shelf” registration statement (the “Registration Statement”) covering the resale of the Common Stock issuable upon conversion of the LendingTree Preferred Stock and issuable upon warrants issued to certain parties to the Registration Rights Agreement (the “Registrable Shares”). The Registration Statement was filed on May 11, 2001. In addition, the Registration Rights Agreement provides that the Registration Statement shall remain effective until the earlier to occur of (i) the sale of all Registrable Shares under the Registration Statement or (ii) five (5) years from the later of (x) the date upon which the shares of LendingTree Preferred Stock shall be convertible in accordance with the Certificate of Designations or (y) the date of effectiveness of the Registration Statement. The foregoing description of the Registration Rights Agreement is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement is attached as Exhibit 99.3 hereto.

Item 7. Material to be Filed as Exhibits.

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Securities Purchase Agreement, dated as of November 11, 2002, by and among Fidelity National Title Company, Fidelity National Title Insurance Company, Chicago Title Insurance Company of Oregon and Specialty Finance Partners.
99.2	Joinder Agreement to Registration Rights Agreement, dated as of November 11, 2002, by and among Fidelity National Title Company, Fidelity National Title Insurance Company, Chicago Title Insurance Company of Oregon and LendingTree, Inc.
99.3	Registration Rights Agreement, dated as of March 7, 2001, by and among LendingTree, Inc. and the signatories listed therein (incorporated by reference to LendingTree, Inc.’s Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (File No. 000-29215)).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2002	FIDELITY NATIONAL FINANCIAL, INC.

	By:	/s/ MARLAN WALKER
Marlan Walker Executive Vice President

Date: November 21, 2002	CHICAGO TITLE INSURANCE COMPANY

	By:	/s/ MARLAN WALKER
Marlan Walker Executive Vice President

Date: November 21, 2002	FIDELITY NATIONAL TITLE COMPANY

	By:	/s/ MARLAN WALKER
Marlan Walker Executive Vice President

Date: November 21, 2002	FIDELITY NATIONAL TITLE INSURANCE COMPANY

	By:	/s/ MARLAN WALKER
Marlan Walker Executive Vice President

Date: November 21, 2002	CHICAGO TITLE INSURANCE COMPANY OF OREGON

	By:	/s/ MARLAN WALKER
Marlan Walker Executive Vice President

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF FIDELITY

     The names, present principal occupations and business addresses of the directors and executive officers of Fidelity National Financial, Inc. (“Fidelity”), are set forth below. If no address is given, the director’s or executive officer’s business address is that of Fidelity. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Fidelity. Each of the named individuals is a citizen of the United States. Unless otherwise indicated, the amount of LendingTree Common Stock beneficially owned by each individual is as of November 19, 2002.

Directors and Officers of Fidelity:

		Amount of LendingTree Common
Name	Title	Stock Beneficially Owned

William P. Foley, II	Chairman of the Board and Chief Executive Officer	0
Frank P. Willey	Vice Chairman of the Board	0
Patrick F. Stone	Director and President	0
John J. Burns, Jr.	Director	0
John F. Farrell, Jr.	Director	0
Philip G. Heasley	Director	0
William A. Imparato	Director	0
Daniel D. (Ron) Lane	Director	0
General William Lyon	Director	0
J. Thomas Talbot	Director	0
Cary H. Thompson	Director	0
Terry Christensen	Director	0
Alan L. Stinson	Executive Vice President, Chief Financial Officer	0

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF CHICAGO TITLE

     The names, present principal occupations and business addresses of the directors and executive officers of Chicago Title Insurance Company (“Chicago Title”), are set forth below. If no address is given, the director’s or executive officer’s business address is that of Chicago Title. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Chicago Title. Each of the named individuals is a citizen of the United States. Unless otherwise indicated, the amount of LendingTree Common Stock beneficially owned by each individual is as of November 19, 2002.

Directors and Officers of Chicago Title:

		Amount of LendingTree Common
Name	Title	Stock Beneficially Owned

Patrick F. Stone	Chairman of the Board, President and Chief Executive Officer	See Schedule I to this 13D/A
Christopher Abbinante	Director	0
Ronald R. Maudsley	Director	0
Erika Meinhardt	Director	0
Raymond R. Quirk	Director	0
Burton J. Rain	Director	0
Ernest D. Smith	Director	0
Alan L. Stinson	Director, Executive Vice President and Chief Financial Officer	See Schedule I to this 13D/A
Frank P. Willey	Director	See Schedule I to this 13D/A
Peter T. Sadowski	Executive Vice President, General Counsel	See Schedule I to this 13D/A
Marlan Walker	Executive Vice President	See Schedule I to this 13D/A

Persons Controlling Chicago Title:

Fidelity National Financial, Inc., a Delaware corporation. See body text of Schedule 13D/A to which this Schedule II is attached for information regarding Fidelity.

Directors and Officers of Persons Controlling Chicago Title:

See Schedule I of Schedule 13D/A.

SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF FIDELITY TITLE

     The names, present principal occupations and business addresses of the directors and executive officers of Fidelity National Title (“Fidelity Title”), are set forth below. If no address is given, the director’s or executive officer’s business address is that of Fidelity Title. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Fidelity Title. Each of the named individuals is a citizen of the United States. Unless otherwise indicated, the amount of LendingTree Common Stock beneficially owned by each individual is as of November 19, 2002.

Directors and Officers of Fidelity Title:

		Amount of LendingTree Common
Name	Title	Stock Beneficially Owned

William P. Foley	Chairman of the Board, Chief Executive Officer, President	See Schedule I to this 13D/A
Frank P. Willey	Director, Executive Vice President, Assistant Secretary	See Schedule I to this 13D/A
Patrick F. Stone	Director	See Schedule I to this 13D/A
Alan L. Stinson	Chief Financial Officer	See Schedule I to this 13D/A
Larry Medina	President, San Diego County	0
Thomas L. Bolinger	President, Sacramento County	0
Cindy Fried	President, Los Angeles County	0
Thomas E. Evans, Jr.	Executive Vice President	0
Peter T. Sadowski	Executive Vice President	See Schedule I to this 13D/A
Marlan C. Walker	Executive Vice President	See Schedule I to this 13D/A

Persons Controlling Fidelity Title:

Fidelity National Financial, Inc., a Delaware corporation. See body text of Schedule 13D/A to which this Schedule III is attached for information regarding Fidelity.

Directors and Officers of Persons Controlling Fidelity Title:

See Schedule I of Schedule 13D/A.

SCHEDULE IV

DIRECTORS AND EXECUTIVE OFFICERS OF FIDELITY INSURANCE

     The names, present principal occupations and business addresses of the directors and executive officers of Fidelity National Title Insurance Company (“Fidelity Insurance”), are set forth below. If no address is given, the director’s or executive officer’s business address is that of Fidelity Insurance. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Fidelity Insurance. Each of the named individuals is a citizen of the United States. Unless otherwise indicated, the amount of LendingTree Common Stock beneficially owned by each individual is as of November 19, 2002.

Directors and Officers of Fidelity Insurance:

		Amount of LendingTree Common
Name	Title	Stock Beneficially Owned

William P. Foley	Chairman of the Board, Chief Executive Officer	See Schedule I to this 13D/A
Patrick F. Stone	Director, President & Chief Operating Officer	See Schedule I to this 13D/A
Frank P. Willey	Director, Executive Vice President	See Schedule I to this 13D/A
Alan L. Stinson	Director, Chief Financial Officer	See Schedule I to this 13D/A
Raymond R. Quirk	Director, Executive Vice President	0
Bryant Evans	President, County Manager	0
Cindy Fried	President, County Manager, Los Angeles	0
Paul D. DeFalco	Executive Vice President	0
Francene DePrez	Executive Vice President	0
Joe Drum	Executive Vice President	0
Thomas E. Evans, Jr.	Executive Vice President	0
Ronald R. Maudsley	Executive Vice President	0
Burt Rain	Executive Vice President	0
Peter T. Sadowski	Executive Vice President	See Schedule I to this 13D/A
Ernest Smith	Executive Vice President	0
Darryl J. Tyson	Executive Vice President	0
Marlan C. Walker	Executive Vice President	See Schedule I to this 13D/A

Persons Controlling Fidelity Insurance:

Fidelity National Financial, Inc., a Delaware corporation. See body text of Schedule 13D/A to which this Schedule IV is attached for information regarding Fidelity.

Directors and Officers of Persons Controlling Fidelity Insurance:

See Schedule I of Schedule 13D/A.

SCHEDULE V

DIRECTORS AND EXECUTIVE OFFICERS OF CHICAGO INSURANCE

     The names, present principal occupations and business addresses of the directors and executive officers of Chicago Title Insurance Company of Oregon (“Chicago Insurance”), are set forth below. If no address is given, the director’s or executive officer’s business address is that of Chicago Insurance. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Chicago Insurance. Each of the named individuals is a citizen of the United States. Unless otherwise indicated, the amount of LendingTree Common Stock beneficially owned by each individual is as of November 19, 2002.

Directors and Officers of Chicago Insurance:

		Amount of LendingTree Common
Name	Title	Stock Beneficially Owned

Stone, Patrick F	Chairman of the Board, President and Chief Executive Officer	See Schedule I to this 13D/A
DiPietro, Casey	Director	0
Epley, Pamela Kay	Director	0
London, Bradley J	Director, Executive Vice President	0
Newkirk, Malcolm	Director	0
Devine, Donna Jo	Director	0
Evans, Thomas E. Jr.	Executive Vice President	0
Maudsley, Ronald R	Executive Vice President	0
Quirk, Raymond R	Executive Vice President	0
Sadowski, Peter T	Executive Vice President	See Schedule I to this 13D/A
Smith, Ernest D	Executive Vice President	0
Stinson, Alan L	Executive Vice President and Chief Financial Officer	See Schedule I to this 13D/A
Marlan Walker	Executive Vice President	See Schedule I to this 13D/A

Persons Controlling Chicago Insurance:

Fidelity National Financial, Inc., a Delaware corporation. See body text of Schedule 13D/A to which this Schedule V is attached for information regarding Fidelity.

Directors and Officers of Persons Controlling Chicago Insurance:

See Schedule I of Schedule 13D/A.

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Securities Purchase Agreement, dated as of November 11, 2002, by and among Fidelity National Title Company, Fidelity National Title Insurance Company, Chicago Title Insurance Company of Oregon and Specialty Finance Partners.
99.2	Joinder Agreement to Registration Rights Agreement, dated as of November 11, 2002, by and among Fidelity National Title Company, Fidelity National Title Insurance Company, Chicago Title Insurance Company of Oregon and LendingTree, Inc.
99.3	Registration Rights Agreement, dated as of March 7, 2001, by and among LendingTree, Inc. and the signatories listed therein (incorporated by reference to LendingTree, Inc.’s Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (File No. 000-29215)).